                                                                            Debbie Lee
                                                                            Associate
                                                                            Phone 212-715-807
                                                                            Fax 212-715-8171
                                                                            dlee@KRAMERLEVIN.com

April 10, 2006

VIA EDGAR and FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
50 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. William Bennett

Re:	SP Holding Corporation
Preliminary Information Statement on Schedule 14C
Filed March 22, 2006
File No. 0-21061

Dear Mr. Bennett:

On behalf of SP Holding Corporation (“Registrant”), we are responding to oral comments from the staff of the Division of Corporate Finance (the “Staff”) relating to the above-referenced filing.

The Staff conveyed the following comments in a telephone conversation on April 6, 2006. Each comment is followed by Registrant’s response.

1. Comment: Confirm that Registrant intends to file a Form 8-K upon the completion of the merger transaction with Planetwide Games, Inc.

Response: Registrant confirms that Registrant intends to file a Form 8-K upon the completion of the merger transaction with Planetwide Games, Inc. in accordance with Item 2.01 and Section B of the General Instructions for the Form 8-K.

2. Comment: Identify the stockholders that consented in writing to the proposed amendment.

Response: A list of stockholders who consented to the proposed amendment to Registrant’s Certificate of Incorporation and their respective number of shares of voting common stock owned as of the record date are as follows:

Name of stockholder	Number of shares owned

1. S.A.C. Capital Associates, LLC	111,455

2. SDS Merchant Fund, L.P.	83,916

4. Ocean Avenue Advisors	11,528

5. CGA Resources, LLC	13,544

6. Jason Adelman	16,930

7. Sharell & Co., LLC	2,167

The stockholders approved the action by written consent effective March 20, 2006. The stockholders held shares representing approximately 54% of the total voting power as of the record date.

5. Comment: Clarify the circumstances under which the holders of Registrant’s Series A Convertible Preferred Stock (the “Preferred Stock”) will hold 61% of the number of shares of common stock of Registrant.

Response: Section 5(d)(i) of the Certificate of Designation of the Relative Rights and Preferences of the Preferred Stock of Registrant states the following:

“Upon the consummation of a Change of Control Transaction, the aggregate number of shares of Series A Preferred Stock issued on the Issuance Date plus any accrued but unpaid dividends shall, automatically and without any action on the part of the holder thereof, convert into a number of fully paid and nonassessable shares of Common Stock equal to sixty-one percent (61%) of the number of shares of Common Stock issued and outstanding on a fully diluted basis as of the date of, but immediately prior to, the consummation of the Change of Control Transaction.”

In accordance with the foregoing provision, the holders of Preferred Stock will hold 61% of the shares of Registrant’s common stock immediately before the completion of the merger transaction. Following the consummation of the merger transaction, holders of Preferred Stock will hold approximately 3.05% of the surviving corporation.

Registrant intends to disclose the foregoing information in a Form 8-K following the completion of the merger transaction.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Debbie Lee
Debbie Lee
cc:   Mark Schaftlein
    Christopher S. Auguste, Esq.

ACKNOWLEDGEMENT

Reference is made to the filing with the Securities and Exchange Commission (the “Commission”) by SP Holding Corporation (“Registrant”) of a Preliminary Information Statement on Schedule 14C, filed on April 3, 2006. In this connection, Registrant hereby acknowledges the following:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 10, 2006

SP HOLDING CORPORATION

By: /s/ Mark Schaftlein_________________
Name: Mark Schaftlein
Title:   Chief Financial Officer and Acting Chief Executive Officer